                                                                   EXHIBIT 99(g)





               GENERAL DYNAMICS SPACE SYSTEMS GROUP

               COMBINED FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991 TOGETHER WITH AUDITORS' REPORT

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To General Dynamics Corporation:

We have audited the accompanying combined balance sheets of the GENERAL DYNAMICS SPACE SYSTEMS GROUP as of December 31, 1993 and 1992, and the related combined statements of operations and net investment and cash flows for each of the three years in the period ended December 31, 1993. These combined financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the General Dynamics Space Systems Group as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

The accompanying combined financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 1, the Group has suffered pretax losses from operations in each year since inception, aggregating approximately $577 million as of December 31, 1993. These losses have been funded by General Dynamics Corporation. These factors raise substantial doubt about the Group's ability to operate on a standalone basis without continued financial support. The accompanying combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 9 to the combined financial statements, effective January 1, 1993, the Group changed its method of accounting for postretirement benefits other than pensions.




                                          /s/ ARTHUR ANDERSEN & CO.
                                              ARTHUR ANDERSEN & CO.

San Diego, California
January 20, 1994

                      GENERAL DYNAMICS SPACE SYSTEMS GROUP

                              COMBINED BALANCE SHEETS

                         AS OF DECEMBER 31, 1993 AND 1992


                                                         1993           1992
                                                       (Amounts in thousands)

                                 ASSETS

CURRENT ASSETS:
  Cash                                              $      419     $      170
  Accounts receivable                                   31,427          4,896
  Contracts in process                               1,449,901      1,352,536
  Other current assets                                   6,126          1,921
                                                    ----------     ----------
         Total current assets                        1,487,873      1,359,523

NONCURRENT ASSETS:
  Property, plant and equipment, net                    80,769         87,455
                                                    ----------     ----------
                                                    $1,568,642     $1,446,978
                                                    ==========     ==========

                        LIABILITIES AND NET INVESTMENT

CURRENT LIABILITIES:
  Customer deposits                                 $1,018,252     $  862,839
  Accounts payable and other current liabilities        94,668         93,103
  Contract loss reserves                               178,948        240,227
                                                    ----------     ----------
         Total current liabilities                   1,291,868      1,196,169

DEFERRED TAXES                                          38,233         41,490

COMMITMENTS AND CONTINGENCIES

NET INVESTMENT BY GENERAL DYNAMICS CORPORATION         238,541        209,319
                                                    ----------     ----------
                                                    $1,568,642     $1,446,978
                                                    ==========     ==========

                  The accompanying notes are an integral part of
                         these combined balance sheets.

                       GENERAL DYNAMICS SPACE SYSTEMS GROUP


               COMBINED STATEMENTS OF OPERATIONS AND NET INVESTMENT

               FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991


                                          1993           1992            1991
                                                 (Amounts in thousands)

NET SALES                              $529,006        $504,650      $367,099

OPERATING COSTS AND EXPENSES            556,943         556,254       382,237
                                        -------        --------      --------
OPERATING LOSS                          (27,937)        (51,604)      (15,138)

OTHER INCOME (EXPENSES), net              3,359            (384)        1,062
                                       --------        --------      --------
         Loss before income taxes       (24,578)        (51,988)      (14,076)

BENEFIT FOR INCOME TAXES                  9,000          16,912         4,946
                                       --------        --------      --------
         Net loss                       (15,578)        (35,076)       (9,130)

NET INTERDIVISIONAL ACTIVITY             44,800         (73,904)       29,584

NET INVESTMENT BY GENERAL DYNAMICS
   CORPORATION:

   Beginning of period                  209,319         318,299       297,845
                                       --------        --------      --------
   End of period                       $238,541        $209,319      $318,299
                                       ========        ========      ========

                    The accompanying notes are an integral part of
                         these combined financial statements.

                           GENERAL DYNAMICS SPACE SYSTEMS GROUP

                             COMBINED STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                                            1993         1992         1991
                                                (Amounts in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                               $(15,578)     $(35,076)    $  (9,130)
  Adjustments to reconcile net
    loss to net cash provided by (used in)
    operating activities:
      Depreciation and amortization        13,389        13,459        18,838
      Deferred income taxes                (3,257)       39,250        41,839
      Investment write-off                    -          10,000           -
      Decrease (increase) in:
        Accounts receivable               (26,531)        6,434         9,050
        Contracts in process              (97,365)     (167,150)     (237,868)
        Other current assets               (4,205)        2,696         1,005
      Increase (decrease) in:
        Customer deposits                 155,413       180,704       196,445
        Accounts payable and other
          current liabilities               1,565        27,110        17,740
        Contract loss reserves            (61,279)        2,061       (44,834)
                                        ---------      --------      --------
         Net cash provided by (used in)
           operating activities           (37,848)       79,488        (6,915)
                                        ---------      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant
    and equipment                          (6,703)       (5,431)      (22,654)
                                        ---------      --------      --------
         Net cash used in investing
           activities                      (6,703)       (5,431)      (22,654)
                                        ---------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net interdivisional activity             44,800       (73,904)       29,584
                                        ---------      --------      --------
         Net cash provided by (used in)
           financing activities            44,800       (73,904)       29,584
                                        ---------      --------      --------
NET INCREASE IN CASH                    $     249     $     153      $     15

CASH AT BEGINNING OF YEAR                     170            17             2
                                        ---------     ---------     ---------
CASH AT END OF YEAR                     $     419     $     170     $      17
                                        =========     =========     =========
SUPPLEMENTAL DISCLOSURES:
  Notes received as customer deposits   $  67,616     $  39,774     $    -
                                        =========     =========     =========

                 The accompanying notes are an integral part of
                      these combined financial statements.

                         GENERAL DYNAMICS SPACE SYSTEMS GROUP


                        NOTES TO COMBINED FINANCIAL STATEMENTS

                           DECEMBER 31, 1993, 1992 AND 1991
                                (Amounts in thousands)


1.     DESCRIPTION OF BUSINESS AND SUMMARY OF
         SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The General Dynamics Space System Group (the Group) specializes in the design, engineering, manufacturing and support of space launch vehicles and related launch services. The major programs of the Group include the Commercial Atlas Expendable Launch Vehicle (Atlas) program and the Titan/Centaur program (Titan). Atlas includes the production and launch of Atlas/Centaur vehicles for various U.S. and foreign Government, Civil, and commercial customers. Titan includes the production of fifteen Centaur upper stages for launch on the Titan IV launch vehicle. The Group is a subcontractor to Martin Marietta on Titan.

Reporting Entity, Principles of Consolidation

The accompanying combined financial statements of the Group include the accounts of General Dynamics Space Systems Division (GDSS), which is the primary operating entity providing launch vehicles and services. GDSS is a division of General Dynamics Corporation (GD). Also included are the accounts of Commercial Launch Services, Inc., which is a wholly owned subsidiary of GD that provides sales and marketing services to GDSS, and General Dynamics
Space Services Corporation, also a wholly owned subsidiary of GD which provides engineering services to GDSS and other corporations in the aerospace industry.

All intercompany transactions within the Group have been eliminated.

Assumption Regarding Going Concern

The accompanying combined financial statements have been prepared assuming that the Group will continue as a going concern. The Group has suffered pretax losses from operations in each year since inception, aggregating approximately $577 million as of December 31, 1993. These losses have been funded by GD. These factors raise substantial doubt about the Group's ability to operate on a standalone basis without continued financial support. The accompanying combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Asset Purchase Agreement

On December 22, 1993, GD and Martin Marietta Corporation entered into an Asset Purchase Agreement (the Agreement) to sell certain assets and liabilities of the Group (excluding primarily certain property, plant and equipment) to Martin Marietta Corporation for approximately $208,500, subject to certain post-closing adjustments. GD management expects the transaction to be completed during the second quarter of 1994.

Sales and Earnings Under Long-Term Contracts and Programs

The Atlas program is accounted for using the completed contract method of accounting. Sales are recognized upon launch at the contract price. Atlas revenues approximated $273,000, $245,000 and $130,000 for the years ended December 31, 1993, 1992 and 1991, respectively. Cost of sales is based upon the estimated unit cost. General and administrative expenses and product development costs are treated as contract costs to the extent allocable to a firm contract, otherwise these costs are expensed as incurred.

All other programs and contracts are accounted for using the percentage-of-completion method of accounting. Sales and earnings on fixed price type and cost reimbursement contracts are recognized as costs are incurred on each individual contract. The sales and earnings on these contracts are based, in part, on estimates. These estimates are revised periodically and adjustments to sales and earnings resulting from such revisions are recorded on a cumulative basis in the period of revision.

Any anticipated losses on contracts or programs are charged to earnings when identified. Such losses encompass all costs, including general and administrative expenses, allocable to the contracts. Revenue arising from the claims process is not recognized either as income or as an offset against a potential loss until it can be reliably estimated and its realization is probable.

General and Administrative Expenses

General and administrative expenses are allocated to contracts in process and included in operating costs and expenses at the time of sales recognition with the exception of certain Atlas contracts as discussed above. Total general and administrative expenses incurred amounted to approximately $65,000 in 1993, $62,000 in 1992, and $60,000 in 1991.

Certain GD corporate general and administrative costs attributed to the Group's operations are charged to the Group by GD. Total allocated corporate expenses were approximately $12,000, $8,000 and $5,000 in 1993, 1992 and 1991,
respectively. No assurances can be given that such expenses would not vary significantly if the Group had operated as an unaffiliated entity.

Research and Development Costs

Customer-sponsored research and development costs are accounted for as direct costs.

Company-sponsored research and development costs, including bid and proposal costs, amounted to approximately $9,000 in 1993, $12,000 in 1992 and $10,000 in 1991. Specifically reimbursable costs are allocated to contracts in process and included in operating costs and expenses at time of sales recognition.

Contracts in Process

Contracts in process for the Atlas program are stated at cost incurred less cost allocated to delivered units. All other contracts in process are stated at cost incurred, plus estimated earnings, less progress payments. Incurred costs consist of, among other things, production costs and related overhead, which includes general and administrative expenses allocated to contracts.

Revenue which has not yet been billed is included in contracts in process.

Property, Plant and Equipment

The Group uses straight-line and accelerated methods of depreciation for its depreciable assets.

Customer Deposits

Customer deposits represent primarily advance payments from Atlas program customers. In the event of contract termination, a certain portion of the deposit would be refunded to the customer in accordance with contract terms.

At December 31, 1993, customer deposits are net of $67,616 of notes receivable from a related party received in connection with one specific contract in the Atlas program. These notes are due 60 days prior to launch, which is currently scheduled for the fourth quarter of 1994, and bear interest at rates ranging from 6.5% to 7%.

Classification

Consistent with industry practice, contracts in process, customer deposits and other assets and liabilities relating to long-term contracts and programs are classified as current although a portion of these amounts is not expected to be realized within one year.

2.     ATLAS PROGRAM

       During 1993, 1992 and 1991, the Group recognized $29,000, $53,000 and $8,000, respectively, of losses on certain contracts in the Atlas program representing primarily the costs to investigate launch failures, related corrective actions, the estimated impact of launch delays on existing contracts, and certain other increases in expected costs.

       All of the aforementioned losses, as well as losses identified in earlier periods, have been reflected in contract loss reserves in the accompanying balance sheets.

       The Group's investment in the Atlas program includes recorded amounts of inventoried costs, customer deposits and liabilities relating to the previously discussed losses. The Group's ability to recover its significant investment in the Atlas program is dependent upon, among other things, the vehicle demonstrating the level of reliability required by its customers. In addition, the Group has a remaining firm commitment for the purchase of rocket engines of approximately $300,000 and other firm commitments of approximately $165,000 as of December 31, 1993.

3.     ACCOUNTS RECEIVABLE

Accounts receivable consist of the following as of December 31:

                                                    1993           1992
       Government:  long-term contracts
         or programs                               $13,172         $2,212
       Commercial and other                         18,255          2,684
                                                   -------         ------
                                                   $31,427         $4,896
                                                   =======         ======

Direct sales to the U.S. Government were approximately $387,000, $359,000, and $243,000 in 1993, 1992 and 1991, respectively.

4.     CONTRACTS IN PROCESS

Contracts in process consist of the following as of December 31:

                                                    1993           1992
       Government contracts in process          $  194,969     $  298,453
       Commercial programs in process            1,385,138      1,289,883
                                                ----------     ----------
                                                 1,580,107      1,588,336
       Less--Advances and progress payments       (130,206)      (235,800)
                                                ----------     ----------
                                                $1,449,901     $1,352,536
                                                ==========     ==========

Substantially all government contracts in process represent unbilled costs incurred plus estimated earnings that will be billed to the customer upon the completion of certain milestones.

Under the contractual arrangements by which progress payments are received, the U.S. Government asserts that it has a security interest in the contracts in process identified by the related contracts.

5.     PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment is stated at cost. The major classes of property, plant and equipment are as follows:

                                                   1993           1992
       Land and improvements                     $  1,750       $  1,750
       Buildings and improvements                  75,564         72,660
       Machinery and equipment                     80,299         76,500
                                                 --------       --------
                                                  157,613        150,910
       Less--Accumulated depreciation
         and amortization                         (76,844)       (63,455)
                                                 --------       --------
                                                 $ 80,769       $ 87,455
                                                 ========       ========

Certain plant facilities aggregating approximately 815 square feet are provided by the U.S. Government at an annual lease cost of approximately $873.

6.     ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

Accounts payable and other current liabilities consist of the following at December 31:

                                                    1993           1992
       Accounts payable                           $57,358        $73,178
       Accrued salaries and wages                  17,654         12,982
       Other current liabilities                   19,656          6,943
                                                  -------        -------
                                                  $94,668        $93,103
                                                  =======        =======

7.     INCOME TAXES

The Group is included in GD's consolidated federal income tax return. Under the provisions of an informal tax sharing agreement with GD, the Group computes federal income taxes to approximate a separate company basis. Taxes currently payable or refundable based on this computation are reflected in the Group's intercompany account balance with GD. Such intercompany balance is reflected in Net Investment by General Dynamics Corporation in the accompanying combined financial statements. Deferred taxes are shown separately in the accompanying combined financial statements.

The benefit for federal income taxes is summarized as follows:

                                     1993           1992           1991
                   Current        $ (5,743)      $(56,162)      $(46,785)
                   Deferred         (3,257)        39,250         41,839
                                ----------     ----------     ----------
                                  $ (9,000)     $ (16,912)      $ (4,946)
                                ==========     ==========     ==========

Deferred federal income taxes result primarily from differences in accounting for long-term contracts, certain accrued costs, contract loss reserves, and depreciation for financial reporting and income tax reporting purposes. Earnings under long-term contracts (other than Atlas, see Note 1) are recorded either under the percentage-of-completion or completed contract methods of accounting for income tax reporting purposes.

The provision for state and local income taxes, which is primarily allocable to U.S. Government contracts, is included in operating costs and expenses.

8.     COMMITMENTS AND CONTINGENCIES

       Outsourcing of Information Technology Operations

       In November 1991, GD signed an agreement with Computer Sciences Corporation (CSC) for the sale of the information technology operations of GD's Data Systems Division. Under a related agreement, CSC has the exclusive right to provide information technology services to the Group for the next ten years. The agreement provides for minimum aggregate payments to CSC during the first three years of the service agreement and payments equal to 90 percent of the Company's estimated annual usage thereafter.

       Atlas Program Commitments

       The Group has offered different types of launch insurance coverage to its customers under certain Atlas contracts. This insurance coverage is generally designed to protect the customer from incurring losses relating to any one or a combination of the following:

       -  Launch failure
       -  Damage or other loss to the satellite during launch and flight
       -  Satellite performance for specified period subsequent to launch

       Generally, the Group has sold this insurance to its customers at fixed premium rates. However, the Group generally does not purchase the related insurance until sometime thereafter. The future availability and cost of this insurance is subject to market conditions which can vary greatly and significantly impact the profitability of launch contracts. The Group has committed to providing, in certain circumstances, significant amounts of launch insurance coverage falling outside of the insurance contract currently in place.

       The Company has entered into debt and lease guarantees in connection with certain contracts in the Atlas program. As of December 31, 1993, the Company was contingently liable on guarantees and other arrangements aggregating up to a maximum of approximately $104,000.

       Rental Expense and Lease Commitments

       Rent expense, substantially all of which is minimum rental expense, was approximately $7,000, $7,000 and $10,000 in 1993, 1992 and 1991, respectively.
Rental commitments under existing operating leases at December 31, 1993, are approximately $5,000 in 1994, $4,000 in 1995, $4,000 in 1996, $4,000 in 1997,
$4,000 in 1998 and $3,000 thereafter.

       Legal

       The Group is involved in various legal matters in the ordinary course of its business activities. Management does not expect these matters to have a significant impact on the Group's financial condition or results of its operations.

9.     RETIREMENT PLANS AND POSTRETIREMENT BENEFITS

The Group participates in five GD sponsored trustee noncontributory retirement plans covering substantially all of its employees. Under certain of the plans, retirement benefits are primarily a function of both the employee's years of service and level of compensation. Under other plans, benefits are a function only of years of service.

It is GD's policy to fund retirement plans to the maximum extent deductible under existing federal income tax regulations. Such contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Assumptions used in accounting for the plans are as follows as of December 31:

                                               1993     1992     1991
       Discount rates                           7%        8%        8%
       Varying rates of increase in
         compensation levels based on age    4.5-10%   4.5-10%   4.5-10%
       Expected long-term rate on assets        8%        8%        8%

The Group's net periodic pension cost calculated pursuant to Statement of Financial Accounting Standards NO. 87, "Employers' Accounting for Pensions," included the following:

                                               1993     1992     1991
       Year ended December 31:
         Service costs - benefits earned
           during period                   $  9,404   $  9,096   $  8,935
         Interest cost on projected
           benefit obligation                15,325     12,651     11,004
         Actual return on plan assets       (26,289)   (11,863)   (33,501)
         Net amortization and deferral       11,309     (1,275)    23,243
                                            -------    -------   --------
                                           $  9,749   $  8,609   $  9,681
                                           ========    =======   ========

Increases in prior service cost resulting from plan amendments are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan. If the unrecognized gain or loss at the beginning of the year exceeds 10 percent of the greater of the projected benefit obligation or the market related value of plan assets, the excess is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plan.

GD's stock is not included in the assets of any of the plans. At December 31, 1993, approximately 54 percent of the assets are invested in U.S. Government securities, 34 percent in common stock and equivalents and 12 percent in diversified corporate fixed income securities. In the event GD terminates certain plans with assets that exceed accumulated benefits, the U.S. Government may receive an equitable interest in those assets.

The following table sets forth the Group's share of the plans' funded status:

                                                   1993           1992
       Actuarial present value of
         benefit obligations:
           Vested benefit obligation            $(207,191)     $(143,870)
                                                =========      =========

           Accumulated benefit obligation        (210,639)      (146,899)
                                                =========      =========

           Projected benefit obligation          (246,417)      (172,103)
       Plans' assets at fair value                223,214        195,992
                                                ---------      ---------
       Plans' assets (less than) in excess
        of projected benefit obligation           (23,203)        23,889
       Unrecognized net gain                       (7,752)       (35,542)
       Prior service cost not yet recognized
         in net periodic pension cost              33,191         15,219
       Unrecognized net asset at January 1, 1986   (5,274)        (5,910)
                                                ---------      ---------
       Accrued pension cost recognized
         in the combined balance sheets         $  (3,038)     $  (2,344)
                                                =========      =========

The Group provides certain health care and life insurance benefits for retired employees. The cost of these benefits totaled $1,756, $1,450 and $750 in 1993, 1992 and 1991, respectively, based on the claims paid.

Effective January 1, 1993, the Group adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", which requires the recognition of postretirement benefits over the period in which active employees become eligible for such benefits. Previously, the Group recognized these costs on the cash basis. The Group has elected to implement this new standard by recognizing the transition obligation prospectively over the average estimated remaining service life of active employees. The remaining transition obligation at January 1, 1994, is approximately $9,000.

                                                          Item 7 (b)



                             UNAUDITED PRO FORMA
                   COMBINED CONDENSED FINANCIAL STATEMENTS



    The following unaudited pro forma combined condensed financial statements have been prepared by Martin Marietta Corporation's (the "Corporation's") management from its historical consolidated financial statements and from the historical financial statements of General Dynamics Space Systems Group which are included in this Current Report on Form 8-K. The unaudited pro forma combined condensed statement of earnings reflect adjustments as if the transaction had occurred on January 1, 1993. The unaudited pro forma combined condensed balance sheet reflects adjustments as if the transaction had occurred on December 31, 1993. See "Note 1 -- Basis of Presentation." The pro forma adjustments described in the accompanying notes are based upon preliminary estimates and certain assumptions that management of the Corporation believes are reasonable in the circumstances.

    The unaudited pro forma combined condensed financial statements are not necessarily indicative of what the financial position or results of operations actually would have been if the transaction had occurred on the applicable dates indicated. Moreover, they are not intended to be indicative of future results of operations or financial position. The unaudited pro forma combined condensed financial statements should be read in conjunction with the historical consolidated financial statements of the Corporation and the related notes thereto which were included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1993, which was filed with the Securities and Exchange Commission on February 28, 1994. The unaudited pro forma combined condensed financial statements should also be read in conjunction with the historical financial statements of General Dynamics Space Systems Group which are included in this Current Report on Form 8-K.

                                           Unaudited Pro Forma Combined
                                          Condensed Statement of Earnings
                                       ($ in millions, except per share data)

                                                       For the Year Ended December 31, 1993
                                                 Martin    GD Space      Pro Forma    Pro Forma
                                                Marietta    Systems     Adjustments   Combined

Net sales                                       $9,435.7   $529.0   2(d) ($149.0)      $9,815.7

Cost of sales, other costs and expense           8,647.2    556.9   2(d)  (149.0)       9,041.2
                                                                    2(e)   (13.9)
                                                 --------  -------       -------        --------
Earnings from operations                           788.5    (27.9)          13.9          774.5

Other income and expenses, net                      47.0      3.3              -           50.3
                                                 --------  -------       --------       --------
                                                   835.5    (24.6)          13.9          824.8

Interest expense on debt                           110.2        -              -          110.2
                                                 --------  -------       --------       --------
Earnings before taxes on income and
  cumulative effect of accounting chan             725.3    (24.6)          13.9          714.6

Taxes on income                                    275.0     (9.0)   2(f)    5.3          271.3
                                                 --------  -------       --------       --------
Earnings before cumulative effect of
  accounting changes                               450.3    (15.6)           8.6          443.3

Cumulative effect of changes in accounting for
  postretirement benefits other than pensions
  and for post-employment benefits                (429.4)       -              -         (429.4)
                                                 --------  -------       --------       --------
Net Earnings (Loss)                                $20.9   ($15.6)          $8.6          $13.9
                                                 ========  =======       ========       ========
Net Earnings (Loss) Per Common Share
Assuming no dilution:
  Before cumulative effect of accounting changes   $4.25      N/A                         $4.18
  Cumulative effect of accounting changes          (4.51)     N/A                         (4.51)
                                                 --------   -------                      -------
                                                  ($0.26)     N/A                        ($0.33)
                                                 ========   =======                      =======
Assuming full dilution:
  Before cumulative effect of accounting changes   $3.80      N/A                         $3.75
  Cumulative effect of accounting changes            *        N/A                           *
                                                 --------   -------                      -------
                                                     *        N/A                           *
                                                 ========   =======                      =======

*Anti-dilutive


                                                    Unaudited Pro Forma Combined
                                                       Condensed Balance Sheet
                                                            ($ in millions)

                                                                   As of December 31, 1993
                                                         Martin    GD Space      Pro Forma   Pro Forma
                                                        Marietta   Systems       Adjustments  Combined
 ASSETS

 Current Assets:
   Cash and cash equivalents                              $373.1      $0.4   2(a) ($208.5)     $164.6
                                                                             2(b)    (0.4)
  Receivables                                            1,435.5      31.4                    1,466.9

   Inventories                                             358.8   1,449.9   2(c)  (140.0)    1,668.7

   Current deferred income taxes                           238.6         -              -       238.6

   Other current assets                                     42.2       6.1              -        48.3
                                                        --------  --------       ---------   --------
 Total Current Assets                                    2,448.2   1,487.8         (348.9)    3,587.1

 Other Noncurrent Assets                                   707.8         -              -       707.8

 Noncurrent Deferred Income Tax Benefit                    206.1         -   2(c)    22.9       229.0

 Property, Plant & Equipment, net                        1,692.8      80.8   2(b)   (42.8)    1,739.8
                                                                             2(c)     9.0
 Cost in Excess of Net Assets Acquired                   1,914.9         -   2(c)   144.7     2,059.6

 Other Intangibles                                         775.1         -              -       775.1
                                                        --------  --------       ---------   --------
                                                        $7,744.9  $1,568.6        ($215.1)   $9,098.4
                                                        ========  ========       =========   ========
 LIABILITIES AND SHAREOWNERS' EQUITY

 Current Liabilities
   Accounts payable                                       $536.8     $94.7          $   -      $631.5

   Customer deposits                                           -   1,018.3              -     1,018.3

   Other current liabilities                               572.3     178.9              -       751.2

   Salaries, benefits and payroll taxes                    333.6         -              -       333.6

   Income taxes                                             48.9         -              -        48.9

   Current maturities of long-term debt                    318.5         -              -       318.5
                                                        --------  --------       ---------   --------
 Total Current Liabilities                               1,810.1   1,291.9              -     3,102.0

 Noncurrent Deferred Income Tax Liability                      -      38.2    2(b)  (38.2)          -

 Long-term Debt                                          1,479.6         -              -     1,479.6

 Postretirement Benefits                                   740.6         -    2(c)    6.6       747.2

 Other Noncurrent Liabilities                              838.2         -    2(c)   55.0       893.2

 Shareowners' Equity                                     2,876.4     238.5    2(c) (238.5)    2,876.4
                                                        --------  --------       ---------   --------
                                                        $7,744.9  $1,568.6        ($215.1)   $9,098.4
                                                        ========  ========       =========   ========

                            NOTES TO UNAUDITED PRO FORMA
                      COMBINED CONDENSED FINANCIAL STATEMENTS



1.  BASIS OF PRESENTATION

    The accompanying unaudited pro forma combined condensed statement of earnings presents the historical results of operations of the Corporation and the General Dynamics Space Systems Group for the year ended December 31, 1993, with pro forma adjustments as if the transaction had taken place on January 1, 1993. The unaudited pro forma combined condensed balance sheet presents the historical balance sheets of the Corporation and the General Dynamics Space Systems Group as of December 31, 1993, as if the transaction had been consummated as of December 31, 1993, in a transaction accounted for as a purchase in accordance with generally accepted accounting principles.

    No reclassifications have been made to the historical financial statements of the General Dynamics Space Systems Group in preparing the pro forma combined condensed financial statements.


2.  PRO FORMA ADJUSTMENTS

    The following adjustments give pro forma effect to the transaction:

    (a) To record the cash purchase consideration at closing in the amount of $208.5 million.

    (b)  To reflect the excluded assets and liabilities at closing.

    (c) To adjust the acquired assets and assumed liabilities to their estimated fair values, including the recording of the cost in excess of net assets acquired of $144.7 million.

    (d) Adjustments for the elimination of the Titan/Centaur program intercompany sales and cost of sales which would not have been recognized if the transaction had occurred on January 1, 1993.

    (e) Adjustments for: (i) items charged to General Dynamics Space Systems Group which would or would not have been incurred if the transaction had occurred on January 1, 1993; (ii) additional depreciation expense on the step-up of certain fixed assets to fair value over an estimated life of ten years; and (iii) the amortization of excess costs over acquired net assets over an estimated life of 20 years. Such depreciation and amortization expenses are subject to possible adjustment resulting from completion of the valuation analyses.

    (f) The tax effect, using a 38% statutory rate, on the pro forma adjustments.


    The pro forma combined condensed statements of earnings do not reflect the total cost savings or economies of scale that the Corporation's management believes would have been achieved had the transaction occurred on January 1, 1993.

                         NOTES TO UNAUDITED PRO FORMA
             COMBINED CONDENSED FINANCIAL STATEMENTS -- Continued




3.  COMPUTATION OF PRO FORMA EARNINGS PER SHARE

           (Dollars in Millions, except share and per share data)

                                              For the Year Ended
                                              December 31, 1993
                                                            Pro Forma
                                       Historical            Combined
ASSUMING NO DILUTION:

Average number of common shares
    outstanding (1)                    95,346,614            95,346,614
                                       ==========            ==========

Earnings before cumulative effect
    of accounting changes                $ 450.3               $ 443.3

    Less:  Preferred stock dividends        45.3                  45.3
                                          ------                ------
Earnings before cumulative effect
    of accounting changes applicable
    to common stock                        405.0                 398.0

Cumulative effect of accounting changes  ( 429.4)              ( 429.4)
                                          ------                ------
Net loss applicable to common stock     $(  24.4)             $(  31.4)
                                          ======                ======


Net earnings (loss) per common share:

    Before cumulative effect
         of accounting changes           $ 4.25                 $ 4.18

    Cumulative effect of
         accounting changes               (4.51)                 (4.51)
                                          ------                ------
                                         $( .26)                $( .33)
                                           ====                   ====

(1) Excludes common stock equivalents since the dilutive effect on earnings per share assuming no dilution is less than 3%.

                         NOTES TO UNAUDITED PRO FORMA
             COMBINED CONDENSED FINANCIAL STATEMENTS -- Continued


3.  COMPUTATION OF PRO FORMA EARNINGS PER SHARE (Continued)

           (Dollars in Millions, except share and per share data)

                                              For the Year Ended
                                              December 31, 1993
                                                            Pro Forma
                                       Historical            Combined
ASSUMING FULL DILUTION:

Average number of common shares
    outstanding                       95,346,614           95,346,614

Dilutive stock options -- based
    on the treasury stock method
    using the December 31 market
    prices, if higher than average
    market price                       1,294,357            1,294,357

Assumed conversion of the Convertible
    Preferred Stock from the date of
    issuance                          21,706,100           21,706,100
                                     -----------          -----------
                                     118,347,071          118,347,071
                                     ===========          ===========

Earnings before cumulative effect
    of accounting changes applicable
    to common stock                    $  405.0            $  398.0

    Add:  Preferred stock dividends        45.3                45.3
                                         ------              ------
Earnings before cumulative effect
    of accounting changes                 450.3               443.3

Cumulative effect of accounting changes ( 429.4)            ( 429.4)
                                         ------              ------
Net earnings                           $   20.9            $   13.9
                                         ======              ======

Net earnings per common share:
    Before cumulative effect of
         accounting changes             $ 3.80                $ 3.75
    Cumulative effect of accounting
         changes                           *                     *

                                         -----                 -----
                                        $  *                  $  *
                                         =====                 =====

    *  Anti-dilutive